Exhibit 12

INGERSOLL-RAND PLC

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings (loss) from continuing operations before income taxes	$983.7	$564.5	$(2,720.7)	$984.1	$886.8
Net earnings attributable to noncontrolling interests	22.9	24.9	20.0	14.3	14.9
(Earnings) loss from equity method investees	(11.5)	(8.0)	(3.4)	(1.6)	0.1

Sub-total	995.1	581.4	(2,704.1)	996.8	901.8

Fixed charges	350.2	366.8	292.0	160.2	159.0
Dividend from equity method investees	12.3	11.3	13.2	-	-
Capitalized interest	-	(0.7)	(1.0)	(0.6)	(3.2)

Total earnings (loss)	$1,357.6	$958.8	$(2,399.9)	$1,156.4	$1,057.6

Fixed charges:
Interest expense	$283.2	$301.6	$243.2	$136.1	$133.6
Capitalized interest	-	0.7	1.0	0.6	3.2
Rentals (one-third of rentals)	67.0	64.5	47.8	23.5	22.2

Total fixed charges	$350.2	$366.8	$292.0	$160.2	$159.0

Ratio of earnings to fixed charges	3.9	2.6	-	7.2	6.7

Deficiency in the coverage of fixed charges by earnings before fixed charges			$(2,691.9)